THE WALT DISNEY COMPANY

500 South Buena Vista Street

Burbank, California 91521

(818) 560-1000

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

May 29, 2018

The Walt Disney Company

Registration Statement on Form S-4

File No. 333-224335

Dear Sir or Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The Walt Disney Company (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4, as amended by Amendment No. 1 and Amendment No. 2 (the “Registration Statement”), be accelerated to 4:30 p.m., New York City time, on May 29, 2018, or as soon thereafter as practicable.

The Company hereby affirms that it is aware of its obligations under the Securities Act. In connection with the foregoing request, the Company further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Faiza J. Saeed at (212) 474-1454 or George F. Schoen at (212) 474-1740, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

THE WALT DISNEY COMPANY

/S/	ROGER J. PATTERSON
Name:	Roger J. Patterson
Title:	Associate General Counsel, Assistant Secretary Registered In-House Counsel